Exhibit 99.11

CONSENT OF RENO PRESSACCO

To:	United States Securities and Exchange Commission

Re:	Great Panther Mining Limited (the “Company”) Annual Report on Form 40-F Consent of Expert

This consent is provided in connection with the Company’s Annual Report on Form 40-F for the year ended December 31, 2019 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2019 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2019 (the “MD&A”).

I hereby consent to the use of my name in connection with the quotation, summary or incorporation by reference of the portions prepared by me of the following technical report (the "Technical Report"):

•	Technical Report entitled “NI 43-101 Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil”, dated March 25, 2020.

in the Annual Report, the AIF, the MD&A and the Company’s registration statement on Form F-10, as amended (SEC File No. 333-214201) (the “Registration Statement”).

Dated the 30th day of March, 2020

/s/ Reno Pressacco
Reno Pressacco, M.Sc.(A), P.Geo.

55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T +1 (416) 947 0907	www.rpacan.com